SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.  1)*

Mackie Designs Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

554541102

(CUSIP Number)

Marc J. Leder Rodger R. Krouse Sun Capital Partners, LLC 5200 Town Center Circle, Suite 470 Boca Raton, Florida 33486 (561) 394-0550	Douglas C. Gessner, Esq. James S. Rowe, Esq. Kirkland & Ellis 200 E. Randolph Drive Chicago, Illinois 60601 (312) 861-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 31, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 554541102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Sun Mackie, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 15,570,480 (See item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 15,303,556 (See item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,570,480 (See item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 75%

14.	Type of Reporting Person (See Instructions) OO (limited liability company)

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Sun Capital Partners II, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 15,570,480 (See item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 15,303,556 (See item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,570,480 (See item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 75%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Sun Capital Advisors II, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 15,570,480 (See item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 15,303,556 (See item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,570,480 (See item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 75%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Sun Capital Partners, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 15,570,480 (See item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 15,303,556 (See item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,570,480 (See item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 75%

14.	Type of Reporting Person (See Instructions) OO (limited liability company)

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Sun Capital Partners III, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 15,570,480 (See item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 15,303,556 (See item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,570,480 (See item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 75%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Sun Capital Partners III QP, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 15,570,480 (See item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 15,303,556 (See item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,570,480 (See item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 75%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Sun Capital Advisors III, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 15,570,480 (See item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 15,303,556 (See item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,570,480 (See item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 75%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Sun Capital Partners III, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 15,570,480 (See item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 15,303,556 (See item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,570,480 (See item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 75%

14.	Type of Reporting Person (See Instructions) OO (limited liability company)

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Mare J. Leder

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 15,570,480 (See item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 15,303,556 (See item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,570,480 (See item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 75%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Rodger R. Krouse

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 15,570,480 (See item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 15,303,556 (See item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,570,480 (See item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 75%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 1 hereby amends the Statement on Schedule 13D (the “Schedule 13D”) previously filed on February 27, 2003 by Sun Mackie, LLC, a Delaware limited liability company (“Sun Mackie”), Sun Capital Partners II, LP, a Delaware limited partnership (“Sun Partners II LP”),  Sun Capital Advisors II, LP, a Delaware limited partnership (“Sun Advisors II”),  Sun Capital Partners, LLC, a Delaware limited liability company (“Sun Partners LLC”), Sun Capital Partners III, LP, a Delaware limited partnership (“Sun Partners III LP”), Sun Capital Partners III QP, LP, a Delaware limited partnership (“Sun Partners III QP LP”), Sun Capital Advisors III, LP, a Delaware limited partnership (“Sun Advisors III”),  Sun Capital Partners III, LLC, a Delaware limited liability company (“Sun Partners III LLC”), Marc J. Leder (“Leder”) and Rodger R. Krouse (“Krouse”) (collectively, the “Reporting Persons”) with respect to the common stock of Mackie Designs Inc. (the “Issuer”) as follows:

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 is amended and supplemented by adding the following:

On March 31, 2003, Sun Mackie and the Issuer entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”), pursuant to which Sun Mackie acquired a Subordinated Promissory Note in a face amount of $3,931,429 (the “Note”) and Stock Purchase Warrants (“Warrants”) exercisable for 1,179,429 shares of common stock of the Issuer (“Common Stock”), for an aggregate purchase price of $3,931,429.

The Note and the Warrants were paid for using funds from the partners of one or more of the Reporting Persons.

Item 4.	Purpose of Transaction
Item 4 is amended and supplemented by adding the following:

Pursuant to the terms of a Post-Closing Funding Agreement dated as of Feburary 21, 2003 (the “Post-Closing Funding Agreement”), and in connection with the refinancing of the Issuer’s senior debt, Sun Mackie and the Issuer entered into the Securities Purchase Agreement, pursuant to which Sun Mackie acquired the Note and Warrants exercisable for 1,179,429 of Common Stock.  The Warrants are exercisable for $0.01 at any time until March 31, 2008.  A copy of the Post-Closing Funding Agreement was filed as Exhibit C to the Schedule 13D and is incorporated herein by reference.  A copy of the Securities Purchase Agreement is attached hereto as Exhibit F and incorporated herein by reference.  A copy of the Warrant is attached hereto as Exhibit G and incorporated herein by reference.

Pursuant to the terms of a Stockholders’ Agreement dated as of February 21, 2003 (the “Stockholders Agreement”) by and among the Issuer, Sun Mackie and certain minority stockholders of the Issuer identified therein (the “Minority Stockholders”), each Minority Stockholder has (i) agreed to vote the shares of Common Stock owned or controlled by it, him or her in the manner specified by Sun Mackie with respect to any matter on which the shareholders of a Washington corporation generally have the right to vote and (ii) granted to Sun Mackie an irrevocable proxy to vote all shares of Common Stock owned or controlled by each of them.  The preceding summary of terms of the Stockholders Agreement is qualified in its entirety by reference to the detailed provisions of the Stockholders Agreement, a copy of which was filed as Exhibit D to the Schedule 13D and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer
Item 5 is amended and restated in its entirety as follows:

(a)    As of the date hereof, the Reporting Persons may be deemed to be the beneficial owner, within the meaning of Rule 13d-3 of the Exchange Act, of 15,570,480 shares of Common Stock, or approximately 75% of the Common Stock outstanding.  This number is comprised of (a) 14,124,127 shares of Common Stock that are held directly by Sun Mackie, (b) 1,179,429 shares of Common Stock issuable to Sun Mackie upon exercise of Warrants, which are currently exercisable, (c) 143,705 shares of Common Stock that are held directly by Randolph Street Partners V (“RSP”), by virtue of voting covenants contained in the Stockholders Agreement, (d) 12,000 shares of Common Stock issuable to RSP upon exercise of Warrants, which are currently exercisable, by virtue of voting covenants contained in the Stockholders Agreement, (e) 102,648 shares of Common Stock that are held directly by H.I.G. Sun Partners, Inc. (“HIG”), by virtue of voting covenants contained in the Stockholders Agreement, and (f) 8,571 shares of Common Stock issuable to HIG upon exercise of Warrants, which are currently exercisable, by virtue of voting covenants contained in the Stockholders Agreement.

(b)    Each Reporting Person may be deemed to have shared power to vote or direct the vote of 15,570,480 shares of Common Stock.  This number is comprised of (a) 14,124,127 shares of Common Stock that are held directly by Sun Mackie, (b) 1,179,429 shares of Common Stock issuable to Sun Mackie upon exercise of Warrants, which are currently exercisable, (c) 143,705 shares of Common Stock that are held directly by RSP, by virtue of voting covenants contained in the Stockholders Agreement, (d) 12,000 shares of Common Stock issuable to RSP upon exercise of Warrants, which are currently exercisable, by virtue of voting covenants contained in the Stockholders Agreement, (e) 102,648 shares of Common Stock that are held directly by HIG, by virtue of voting covenants contained in the Stockholders Agreement, and (f) 8,571 shares of Common Stock issuable to HIG upon exercise of Warrants, which are currently exercisable, by virtue of voting covenants contained in the Stockholders Agreement.  Each Reporting Person may be deemed to have shared power to dispose or direct the disposition of 15,303,556 shares of Common Stock.  This number is comprised of (a) 14,124,127 shares of Common Stock that are held directly by Sun Mackie and (b) 1,179,429 shares of Common Stock issuable to Sun Mackie upon exercise of Warrants, which are currently exercisable.

The Reporting Persons and RSP and HIG may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Exchange Act as a result of the voting and transfer provisions contained in the Stockholders Agreement and the registration provisions contained in the Registration Agreement.  The Reporting Persons expressly disclaim that they have agreed to act as a group with RSP and HIG.  The table below lists the number of shares beneficially owned by RSP and HIG in which the Reporting Persons may be deemed to have beneficial ownership because of the Stockholders Agreement and the Registration Agreement.

Name:	Shares	Shares Issuable Upon Exercise of Warrants
Randolph Street Partners V	143,705	12,000
H.I.G. Sun Partners, Inc.	102,648	8,571

(c) Except for the transactions described herein, there have been no other transactions in the securities of the Issuer effected by the Reporting Persons in the last 60 days.

(d)    Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock of the Issuer reported by this statement.

(e) Inapplicable.

Item 7.	Material to Be Filed as Exhibits

Schedule A	Additional Information Required by Item 2 of Schedule 13D*
Exhibit A	Joint Filing Agreement, dated February 21, 2003, by and among each of the Reporting Persons*
Exhibit B	Purchase Agreement, dated January 16, 2003 (including amendments)*
Exhibit C	Post-Closing Funding Agreement, dated February 21, 2003*
Exhibit D	Stockholders Agreement, dated February 21, 2003*
Exhibit E	Registration Agreement, dated Februal 21, 2003*
Exhibit F	Securities Purchase Agreement, dated March 31, 2003
Exhibit G	Stock Purchase Warrant, dated March 31, 2003

* Previously filed as an exhibit to Schedule 13D filed by the Reporting Persons on February 27, 2003

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 31, 2003	SUN MACKIE, LLC

	By:	/s/ Marc J. Leder
Name: Marc J. Leder
Its: Co-CEO

Date: March 31, 2003	SUN CAPITAL PARTNERS II, LP

By: Sun Capital Advisors II, LP
Its: General Partner

By: Sun Capital Partners, LLC
Its: General Partner

	By:	/s/ Marc J. Leder
Name: Marc J. Leder
Its: Co-CEO

Date: March 31, 2003	SUN CAPITAL ADVISORS II, LP

By: Sun Capital Partners, LLC
Its: General Partner

	By:	/s/ Marc J. Leder
Name: Marc J. Leder
Its: Co-CEO

Date: March 31, 2003	SUN CAPITAL PARTNERS, LLC

	By:	/s/ Marc J. Leder
Name: Marc J. Leder
Its: Co-CEO

Date: March 31, 2003	SUN CAPITAL PARTNERS III, LP

By: Sun Capital Advisors III, LP
Its: General Partner

By: Sun Capital Partners III, LLC
Its: General Partner

	By:	/s/ Marc J. Leder
Name: Marc J. Leder
Its: Co-CEO

Date: March 31, 2003	SUN CAPITAL PARTNERS III QP, LP

By: Sun Capital Advisors III, LP
Its: General Partner

By: Sun Capital Partners III, LLC
Its: General Partner

	By:	/s/ Marc J. Leder
Name: Marc J. Leder
Its: Co-CEO

Date: March 31, 2003	SUN CAPITAL ADVISORS III, LP

By: Sun Capital Partners III, LLC
Its: General Partner

	By:	/s/ Marc J. Leder
Name: Marc J. Leder
Its: Co-CEO

Date: March 31, 2003	SUN CAPITAL PARTNERS III, LLC

	By:	/s/ Marc J. Leder
Name: Marc J. Leder
Its: Co-CEO

Date: March 31, 2003
/s/ Marc J. Leder
Marc J. Leder

Date: March 31, 2003
/s/ Rodger R. Krouse
Rodger R. Krouse